UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Invesco Ltd.
(Name of Issuer)

Common Shares, par value $0.20 per share
(Title of Class of Securities)

G491BT108
(CUSIP Number)

Massachusetts Mutual Life Insurance Company 1295 State Street Springfield, MA 01111 Attention: Michael O'Connor (800) 767-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 4, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G491BT108	13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS
Massachusetts Mutual Life Insurance Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
75,643,326

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
75,665,666

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
75,665,666

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IC

CUSIP No. G491BT108	13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS
MassMutual Holding LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
75,591,076

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
75,613,416

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
75,613,416

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. G491BT108	13D	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS
MM Asset Management Holding LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
75,591,076

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
75,591,076

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
75,591,076

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends the initial Statement on Schedule 13D filed on June 3, 2020 (as so amended, the “Schedule 13D”), relating to the common shares, par value $0.20 per share (the “Common Shares”), of Invesco Ltd., a Bermuda exempted company (the “Issuer”). Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background.

Item 2(b) of the Schedule 13D is hereby amended to amend and restate the list of officers and directors of MassMutual as follows:

The officers and directors of MassMutual are as follows:

Officers:	Country of Citizenship:
Roger W. Crandall, Chairman, President and Chief Executive Officer	United States of America
Susan M. Cicco, Head of Human Resources and Employee Experience	United States of America
M. Timothy Corbett, Chief Investment Officer	United States of America
Michael R. Fanning, Head of MassMutual U.S.	United States of America
Geoffrey Craddock, Chief Risk Officer	United States of America & United Kingdom
Michael O'Connor, General Counsel	United States of America
Gareth F. Ross, Head of Enterprise Technology and Experience	United States of America & Ireland
Elizabeth A. Ward, Chief Financial Officer	United States of America
Eddie Ahmed, Head of MassMutual International LLC	Australia
Michael Freno, Chairman and Chief Executive Officer of Barings LLC	United States of America

Board of Directors:	Country of Citizenship:
Roger W. Crandall	United States of America
H. Todd Stitzer	United States of America & United Kingdom
Karen Bechtel	United States of America
Mark T. Bertolini	United States of America
Kathleen A. Corbet	United States of America
James H. DeGraffenreidt, Jr.	United States of America
Isabella D. Goren	United States of America (through naturalization)
Jeffrey M. Leiden, M.D., Ph.D.	United States of America
Laura J. Sen	United States of America
William T. Spitz	United States of America
Shelley B. Leibowitz	United States of America

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On November 4, 2020, the Issuer appointed Thomas M. Finke, the former Chairman and Chief Executive Officer and current advisor of Barings, a wholly owned subsidiary of MassMutual, to join the Issuer’s Board effective as of December 1, 2020.  Mr. Finke will retire from Barings on November 30, 2020.  Mr. Finke as a member of the Board, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to continue to review their investment in the Issuer on a continuing basis. Subject to the agreements described in the Schedule 13D, the Reporting Persons may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, and/or may seek to sell or otherwise dispose some or all of the Issuer’s securities from time to time, in each case, in open market or private transactions, block sales or otherwise. In connection with the acquisitions described in the Schedule 13D, the Reporting Persons have evaluated and will continue to evaluate the possibility of acquiring additional Common Shares or any derivatives thereof, subject to any ownership limitations set forth in the agreements described in the Schedule 13D. Subject to the agreements described in the Schedule 13D, any transaction that any of the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described in the Schedule 13D, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the board of directors of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

(a) and (b).  Calculations of the percentage of Common Shares beneficially owned assumes that there are a total of 459,335,113 Common Shares outstanding as of September 30, 2020, as reported in the Form 10-Q filed by the Issuer on October 30, 2020.

The aggregate number and percentage of Common Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of Common Shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of November 9, 2020, MM Asset Management directly owned 75,563,041 Common Shares.  MassMutual Holding is the sole owner of MM Asset Management.  MassMutual is the sole owner of MassMutual Holding.

As of November 9, 2020, MassMutual may also be deemed to beneficially own an additional 102,625 Common Shares consisting of: (a) 22,340 Common Shares held in advisory accounts over which a wholly-owned subsidiary of MassMutual Holding may be deemed to have dispositive power, (b) an aggregate of 28,035 Common Shares held by funds registered under the Investment Company Act of 1940 (“1940 Act Funds”) that are sub-advised by a wholly-owned subsidiary of MM Asset Management, over which such subsidiary may be deemed to have voting and dispositive power and (c) an aggregate of 52,250 Common Shares held by 1940 Act Funds that are sub-advised by non-affiliated sub-advisers that MassMutual may be deemed to have beneficial ownership over due to an ability to terminate such sub-advisory agreements within 60 days.  None of the Reporting Persons has any pecuniary interest in such 102,625 Common Shares as such term is used for purposes of Section 16 of the Exchange Act (as defined below).

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed (other than by MM Asset Management to the extent it directly holds the Issuer securities reported herein ). The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Exchange Act.

(c) Except as described in this Schedule 13D, as of November 9, 2020, none of the Reporting Persons has effected any transaction in the Common Shares during the past 60 days other than those set forth on Schedule I attached hereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2020

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

By:	/s/ Jaime Genua
Name:	Jaime Genua
Title:	Assistant Secretary

MASSMUTUAL HOLDING LLC

By:	/s/ Jaime Genua
Name:	Jaime Genua
Title:	Assistant Secretary

MM ASSET MANAGEMENT HOLDING LLC

By:	/s/ Jaime Genua
Name:	Jaime Genua
Title:	Assistant Secretary

SCHEDULE I

60-Day Transaction History

The following transactions were effected during the past 60 days of Common Shares held in advisory accounts over which a wholly-owned subsidiary of MassMutual Holding may be deemed to have dispositive power:

Trade Date	Price	Quantity
9/1/2020	10.26000	70
9/1/2020	10.18000	-3
9/1/2020	10.18000	-14
9/1/2020	10.18000	-16
9/2/2020	10.59630	35
9/2/2020	10.26730	5
9/2/2020	10.60500	-8
9/3/2020	11.05500	6
9/3/2020	11.05500	9
9/4/2020	11.39000	-26
9/9/2020	10.75000	-8
9/10/2020	10.26730	53
9/10/2020	10.46500	12
9/11/2020	10.60400	14
9/11/2020	10.60400	18
9/11/2020	10.60400	13
9/11/2020	10.60400	16
9/11/2020	10.60400	21
9/11/2020	10.60400	26
9/11/2020	10.60400	66
9/11/2020	10.60400	12
9/11/2020	10.60400	13
9/11/2020	10.60400	13
9/11/2020	10.60400	52
9/11/2020	10.60400	45
9/11/2020	10.60400	14
9/11/2020	10.60400	41
9/11/2020	10.60400	40
9/11/2020	10.60400	28
9/11/2020	10.60400	46
9/11/2020	10.60400	23
9/11/2020	10.60400	23
9/11/2020	10.60400	23
9/11/2020	10.60400	18
9/11/2020	10.60400	15
9/11/2020	10.60400	12
9/11/2020	10.60400	55

9/11/2020	10.60400	13
9/11/2020	10.60400	13
9/11/2020	10.60400	34
9/11/2020	10.60400	18
9/11/2020	10.60400	13
9/11/2020	10.60400	28
9/11/2020	10.60400	17
9/11/2020	10.60400	17
9/11/2020	10.60400	16
9/11/2020	10.60400	17
9/11/2020	10.60400	16
9/11/2020	10.60400	13
9/11/2020	10.60400	15
9/11/2020	10.53000	34
9/11/2020	10.60400	12
9/11/2020	10.60400	16
9/11/2020	10.60400	13
9/11/2020	10.60400	16
9/11/2020	10.61000	-13
9/11/2020	10.61000	-21
9/11/2020	10.61000	-87
9/11/2020	10.61000	-25
9/14/2020	10.66960	103
9/15/2020	10.66930	16
9/16/2020	11.07500	101
9/18/2020	11.14820	31
9/18/2020	11.05500	156
9/21/2020	10.22000	14
9/22/2020	10.12380	97
9/22/2020	9.98500	-161
9/28/2020	11.51170	311
9/29/2020	11.15620	-835
9/30/2020	11.34500	6
10/1/2020	11.20330	11
10/2/2020	11.96500	12
10/2/2020	11.96500	12
10/5/2020	11.93500	23
10/5/2020	11.90600	15
10/5/2020	11.77500	-17
10/7/2020	12.66000	-42
10/8/2020	13.27000	-100
10/9/2020	13.20820	17
10/12/2020	13.48000	-27
10/13/2020	13.78000	10
10/13/2020	13.83240	-10
10/15/2020	13.98820	10

10/15/2020	13.98500	-11
10/19/2020	14.19760	9
10/19/2020	14.11870	-101
10/19/2020	14.11870	-98
10/19/2020	14.11870	-23
10/19/2020	14.11870	-31
10/19/2020	14.11870	-45
10/19/2020	14.11870	-150
10/19/2020	14.11870	-48
10/19/2020	14.11870	-20
10/19/2020	14.11870	-21
10/19/2020	14.11870	-6
10/19/2020	14.11870	-24
10/19/2020	14.11870	-7
10/19/2020	14.11870	-6
10/19/2020	14.11870	-29
10/20/2020	14.31380	-24
10/20/2020	14.31380	-31
10/20/2020	14.31380	-22
10/20/2020	14.31380	-28
10/20/2020	14.31380	-7
10/20/2020	14.31380	-8
10/20/2020	14.31380	-63
10/20/2020	14.31380	-8
10/20/2020	14.31380	-9
10/20/2020	14.31380	-4
10/20/2020	14.31380	-3
10/20/2020	14.31380	-10
10/20/2020	14.31380	-21
10/20/2020	14.31380	-8
10/20/2020	14.31380	-12
10/20/2020	14.31380	-25
10/20/2020	14.31380	-16
10/20/2020	14.31380	-23
10/20/2020	14.31380	-80
10/20/2020	14.31380	-78
10/20/2020	14.31380	-11
10/20/2020	14.31380	-16
10/20/2020	14.31380	-9
10/20/2020	14.31380	-24
10/20/2020	14.31380	-4
10/20/2020	14.31380	-8
10/20/2020	14.31380	-7
10/20/2020	14.31380	-70
10/20/2020	14.31380	-70
10/20/2020	14.31380	-16

10/20/2020	14.31380	-84
10/20/2020	14.31380	-7
10/20/2020	14.31380	-6
10/20/2020	14.31380	-10
10/20/2020	14.31380	-39
10/20/2020	14.31380	-6
10/20/2020	14.31380	-34
10/20/2020	14.32180	-32
10/20/2020	14.31380	-7
10/20/2020	14.31380	-7
10/20/2020	14.31380	-52
10/20/2020	14.31380	-7
10/20/2020	14.31380	-31
10/20/2020	14.31380	-7
10/20/2020	14.31380	-20
10/20/2020	14.31380	-17
10/20/2020	14.31380	-114
10/20/2020	14.31380	-6
10/20/2020	14.31380	-8
10/20/2020	14.31380	-8
10/20/2020	14.31380	-9
10/20/2020	14.31380	-6
10/20/2020	14.31380	-18
10/20/2020	14.31380	-7
10/20/2020	14.31380	-7
10/20/2020	14.31380	-23
10/20/2020	14.31380	-50
10/20/2020	14.31380	-6
10/20/2020	14.31380	-25
10/20/2020	14.31380	-14
10/20/2020	14.31380	-6
10/20/2020	14.31380	-8
10/20/2020	14.31380	-8
10/20/2020	14.31380	-7
10/20/2020	14.31380	-7
10/20/2020	14.31380	-14
10/20/2020	14.31380	-7
10/20/2020	14.31380	-21
10/20/2020	14.31380	-50
10/20/2020	14.31380	-28
10/20/2020	14.31380	-30
10/20/2020	14.31380	-28
10/20/2020	14.31380	-7
10/20/2020	14.31380	-23
10/20/2020	14.31380	-8
10/20/2020	14.31380	-24

10/20/2020	14.31380	-39
10/20/2020	14.31380	-21
10/20/2020	14.31380	-7
10/20/2020	14.31380	-15
10/20/2020	14.31380	-28
10/20/2020	14.31380	-5
10/20/2020	14.31380	-16
10/20/2020	14.31380	-17
10/20/2020	14.31380	-23
10/20/2020	14.31380	-25
10/21/2020	13.82000	39
10/21/2020	13.82000	19
10/21/2020	13.82320	-35
10/21/2020	13.82320	-59
10/21/2020	13.82320	-1
10/21/2020	13.82320	-37
10/21/2020	13.82320	-53
10/21/2020	13.82320	-16
10/21/2020	13.82320	-144
10/21/2020	13.82010	-206
10/22/2020	13.89560	-54
10/22/2020	13.89560	-31
10/22/2020	13.89560	-21
10/22/2020	13.89560	-62
10/22/2020	13.89560	-41
10/22/2020	13.89560	-16
10/23/2020	14.03290	493
10/26/2020	13.64000	51
10/26/2020	13.63330	-22
10/27/2020	13.97000	-322
10/28/2020	13.28000	100
10/28/2020	13.52240	-48
10/28/2020	13.40820	-322
10/28/2020	13.40820	-322
10/29/2020	13.08000	100
10/29/2020	13.23930	-3
10/29/2020	13.23930	-40
10/29/2020	13.23930	-55
10/29/2020	13.23930	-1
10/29/2020	13.23930	-22
10/29/2020	13.23930	-31
10/29/2020	13.23930	-39
10/29/2020	13.23930	-19
10/29/2020	13.23930	-493
10/30/2020	12.95000	-62
11/2/2020	13.39000	11

11/2/2020	13.50760	9
11/2/2020	13.47500	-58
11/2/2020	13.39000	-192
11/3/2020	13.97060	-99
11/4/2020	14.13240	-44
11/4/2020	14.03500	-14
11/5/2020	14.26500	-500

The above transactions were effected in the open market.